August 29, 2013

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:	Mr. William H. Thompson
Ms. Yolanda Goubadia

Re: Bio Matrix Scientific Group, Inc.
Amendment No 3 to Form 10-K for the fiscal year ended September 30, 2012
Amendment No 2 to Form 10-Q for the quarters  ended:
December 31, 2012
March 31, 2013
Response dated July 31, 2013
File No: 0-32201

Dear Mr. Thompson and Ms. Goubadia:

Bio Matrix Scientific Group, Inc. (The "Company") will be responding to the comments of the Staff (the “Staff”) as set forth in its letter dated  August 20, 2013  (the “Comment Letter”) relating to the abovementioned Exchange Act filings made by  Bio-Matrix Scientific Group, Inc. (The "Company") on or before September 9, 2013.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange  Act of 1934. If, at any time, you have any further questions, please let us know.

Sincerely,

/s/ David R. Koos

David R. Koos,

Chairman & CEO